Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, October 21, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima. -

Subject:  Material Event

In accordance with Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01 (the “Regulations”), we hereby report the following:

1.	Today, Cementos Pacasmayo S.A.A. (the “Company”) has been notified by Inversiones ASPI S.A. (the “Offeror”), in its capacity as a subsidiary of Holcim Ltd. (“Holcim”) and jointly and severally with Holcim, of the launch of:

a.	A subsequent tender offer for the common voting shares issued by the Company (the “Peruvian Tender Offer”), conducted pursuant to Article 4 and paragraph (a) of Article 6 of the Regulations on Tender Offers and Purchase Offers for Delisting, approved by CONASEV Resolution No. 009-2006-EF/94.10, as amended, except for the provisions introduced by SMV Resolution No. 008-2026-SMV/01, which are not applicable to the Peruvian Tender Offer (the “Tender Offer Regulations”), and in accordance with the exemption granted by the Board of Directors of the Superintendencia del Mercado de Valores (the “SMV”), as notified through Official Letter No. 5172-2026-SMV/11.1.

As stated in the Peruvian Tender Offer prospectus: (i) the Peruvian Tender Offer will commence on October 22, 2026, at 8:30 a.m. (PET – Peru Standard Time) and will expire on November 20, 2026, at 4:00 p.m. (PET – Peru Standard Time); and (ii) the Offeror is offering to pay S/ 8.93 for each common voting share of the Company, each with a par value of S/ 1.00 (the “Shares”).

b.	A simultaneous tender offer in the United States of America (the “U.S. Tender Offer” and, together with the Peruvian Tender Offer, the “Offers”), in compliance with the applicable regulatory requirements under Regulations 14D and 14E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), directed to (i) holders of Shares who are residents of the United States, pursuant to Rule 14d-1(d) under the Exchange Act, and (ii) holders of American Depositary Shares (“ADSs”), each representing five (5) Shares, regardless of their place of residence.

As stated in the U.S. Tender Offer documentation: (i) the U.S. Tender Offer will commence on October 22, 2026, and will expire at 4:00 p.m., New York City time, on November 20, 2026; and (ii) the Offeror is offering to pay S/ 8.93 per Share and S/ 44.65 per ADS, in cash, with such amounts payable in U.S. dollars at the applicable exchange rate specified in the U.S. Tender Offer documentation.

2.	As stated in the Peruvian Tender Offer prospectus, through the Offers, the Offeror seeks to acquire, in the aggregate, up to 211,882,902 Shares (including, in the case of the U.S. Tender Offer, Shares represented by ADSs), representing approximately 49.99% of the common shares comprising the Company’s share capital. ADS holders should refer to the terms and conditions of the U.S. Tender Offer.

3.	As stated in the Peruvian Tender Offer prospectus, the prospectus, its annexes and the other documents relating to the Peruvian Tender Offer are available to interested parties (i) on the SMV’s institutional website, through the Peruvian Government’s Single Digital Platform (www.gob.pe/smv); (ii) on the website of the Lima Stock Exchange (www.bvl.com.pe); and (iii) through BBVA Bolsa Sociedad Agente de Bolsa S.A., the broker-dealer acting as intermediary for the Peruvian Tender Offer, upon request by email at contactobbvasab.group@bbva.com.

4.	As stated in the U.S. Tender Offer documentation, the Offer to Purchase and the other documents relating to the U.S. Tender Offer are available to interested parties (i) on the SEC’s website (www.sec.gov); and (ii) through Georgeson LLC, the information agent for the U.S. Tender Offer, at the address and telephone numbers indicated on the back cover of the Offer to Purchase. In addition, holders of Shares residing in the United States and holders of ADSs may request copies of such documents from their broker, bank or other securities intermediary.

The Company will promptly disclose to the market any information relating to the Offers that constitutes a material event, in accordance with the Securities Market Law, the Regulations and the Tender Offer Regulations (except for the provisions introduced by SMV Resolution No. 008-2026-SMV/01, which are not applicable to the Peruvian Tender Offer).

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Securities Market Representative